5.5

AA 1/19/06



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED NOV 29 2005 DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 05468

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 09/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BASIC INVESTORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

510 BROADHOLLOW ROAD, SUITE 306
(No. and Street)

MELVILLE, (City) N.Y. (State) 11747 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RICHARD BELZ (631) 630-2770
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ARNOLD G. GREENE, CPA
(Name – *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA, N.Y. N.Y. 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JAN 23 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

1/20/06

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

OATH OR AFFIRMATION

I, RICHARD BELZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BASIC INVESTORS, INC., as of SEPTEMBER 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

VICE PRESIDENT

Title

Bethann Cohen
Notary Public State of N.Y.
No. 01CO6026710
Qualified In Suffolk County
Commission Expires 6-21-2007



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BASIC INVESTORS, INC.

For copying

[illegible], 2005

BASIC INVESTORS, INC.

CONTENTS

SEPTEMBER 30, 2005

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (212) 751-6911

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholders of

BASIC INVESTORS, INC.

I have audited the accompanying statement of financial condition of Basic Investors, Inc. as of September 30, 2005 and the related statements of income and expense, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Basic Investors, Inc. as of September 30, 2005, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles, on a basis consistent with that of the preceding year.

Also, I have examined the supplementary schedules on pages 6, 7 and 8, and in my opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

November 21, 2005



BASIC INVESTORS, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2005

ASSETS		
Current assets:		
Cash		$ 190,102
Receivable from broker-dealer:		
Commissions	$ 229,843	
Mutual Fund commissions	6,011	
Other	76,154	312,008
Investment at market		1,709,988
Equipment (less depreciation of $182,547)		12,381
Security deposit		23,041
Exchange		$ 5,375
Total assets		**$2,252,895**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accrued expenses		$1,329,503
Securities sold, not yet purchased		15,900
		1,345,403
Liabilities subordinated to claims of general creditors		105,000
Total liabilities		**1,450,403**
Stockholders' equity:		
Common stock, no par value		
Authorized 400 shares		
Issued and outstanding 198 shares	$ 1,000	
Additional paid-in-capital	486,980	
Retained earnings	407,672	
Less: Treasury stock	(93,160)	
Total stockholders' equity		802,492
Total liabilities and stockholders' equity		**$2,252,895**

See notes to financial statements.

BASIC INVESTORS, INC.

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED SEPTEMBER 30, 2005

Revenues:		
Commission income		$4,993,427
Trading profit		1,027,743
Mutual Fund income		141,708
Consulting		635,183
Error account loss		(238,251)
Underwriting income		330,912
Service charge income		435,296
Unsecured debits		(814,249)
Interest and dividends		28,563
Total revenue		**6,540,332**
Expenses:		
Salaries of voting stockholders	$ 70,583	
Other salaries	2,677,147	
Clearing fees	310,917	
Regulatory fees and expenses	91,688	
Commissions	1,975,766	
Interest on subordinated loans	17,850	
Other interest	20,265	
Quotes	123,970	
Rent	63,630	
Insurance	112,169	
Telephone	45,443	
Other taxes	135,131	
Other expenses	472,086	
Total expenses		**6,116,645**
Income before federal income tax		423,687
Less: Federal income tax		40,000
Net income		**$383,687**

See notes to financial statements.

BASIC INVESTORS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2005

Resources provided:		
Net income		$ 383,687
Depreciation		12,746
Increase in accrued expenses payable		670,636
Decrease in due from broker		438,082
Increase in Capital contributed		181,980
Total resources provided		**1,687,131**
Resources applied:		
Increase in securities sold, not yet purchased	$176,124	
Increase in investments	861,994	
Increase in fixed assets	6,833	
Decrease in subordinated loans	150,000	
Increase in other assets	5,826	
Decrease in due to broker	356,673	
Total resources applied		**1,557,450**
Increase		**129,681**
Cash – October 1, 2004		60,421
Cash – September 30, 2005		**$ 190,102**

See notes to financial statements.

BASIC INVESTORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2005

Stockholders equity, October 1, 2004	$ 236,825
Add: Net income	383,687
: Capital contributed	181,980
Stockholders equity, September 30, 2005	**$802,492**

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED SEPTEMBER 30, 2005

Balance, October 1, 2004	$ 255,000
Decreases	(150,000)
Balance, September 30, 2005	**$ 105,000**

See notes to financial statements.

BASIC INVESTORS, INC.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2005

1. ORGANIZATION :

Basic Investors, Inc. (the "Company"), is a corporation conducting business as a broker-dealer registered with the National Association of Securities Dealers, Inc. Its clearing broker, NF Clearing, Inc., pursuant to a clearance agreement performs the clearing and depository operations for the Company's customer accounts. On 10/31/2005, the Company moved it's clearing agreement to Penson Financial Services, Inc.

2. SIGNIFICANT ACCOUNTING POLICIES:

These financial statements have been prepared in conformity with generally accepted accounting principles, which require the use of estimates by management.

Commission revenue and related expenses are recorded on a settlement-date basis. For financial statement purposes, the difference between settlement-date basis and trade-date basis is not material.

3. RECEIVABLE FROM CLEARING BROKER:

The Company conducts business with its clearing broker, NF Clearing, Inc., on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers.

At September 30, 2005, the receivables from the clearing broker reflected on the statement of financial condition represents amounts due from the clearing broker.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of September 30, 2005 there were no amounts owed to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions.

4. **NET CAPITAL REQUIREMENTS:**

As a broker-dealer and member organization of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At September 30, 2005, the Company had net capital of $493,491, as indicated on page 8 of this audited report. In October 2005, the Company filed Part IIA of Form X-17a-5 (unaudited) and reported net capital of $494,266. The difference of $775 is accounted for by net accruals and reclassifications made during the audit.

5. **INCOME TAXES:**

The Company is organized as a Corporation and pays taxes based on the net income of the Company.

6. **LEASE:**

The Company has extended it's lease which will now expire on July 31, 2006, at a monthly rental of $5,648.
Future minimum rental payments required as of September 30, 2005 over the remaining term of the lease amounts to approximately $56,476.

7. **LEGAL MATTERS:**

A. An Arbitration has been filed against the firm by a customer, which is being vigorously defended by the firm. The amount would not have any material effect on net capital.

B. An Arbitration has been filed by the Company against a customer and former registered representative. They have filed counter-claims against the Company. The case is only in the beginning stages and it is too early to make a determination of any possible liability. The Company will defend itself vigorously against these claims.

BASIC INVESTORS, INC.

COMPUTATION OF NET CAPITAL

SEPTEMBER 30, 2005

Common Stock		$ 1,000
Additional paid-in-capital		486,980
Retained earnings		407,672
Less: Treasury Stock		(93,160)
		802,492
Add: Subordinated loans		105,000
		907,492
Less: non-allowable assets		46,883
Net capital before haircuts		860,609
Less: haircuts on securities	$278,191	
Undue concentration	88,927	(367,118)
Net capital		**493,491**
Greater of:		
Minimum dollar net capital required	$100,000	
or		
Minimum net capital required: (6.67% of aggregate indebtedness $1,329,503)	$ 88,638	100,000
Excess net capital		**$393,491**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	$1,329,503
Percentage of aggregate indebtedness to net capital	269%
Percentage of debt to debt-equity	11.5%

See notes to financial statements.

BASIC INVESTORS, INC.

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

SEPTEMBER 30, 2005

Net capital per company's unaudited X-17A-5, Part IIA Filing (Focus Report)		$ 494,266
Less: Audit adjustments	$ 701	
: Undue concentration	74	(775)
Net capital per audited report, September 30, 2005		**$ 493,491**

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (212) 751-6911

ACCOUNTANT'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors and Stockholders of

BASIC INVESTORS, INC.

I have examined the financial statements of Basic Investors, Inc., for the year ended September 30, 2005 and have issued my report thereon dated November 21, 2005. As part of the examination, I made a study and evaluation of the system on internal accounting control to the extent I considered necessary to evaluate the system required by the generally accepted auditing standards and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures of safeguarding securities, and the practices and procedures followed by the client (I) in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3 (a) (11), the broker is exempt from compliance with Rule 15c3-3, and was in compliance with the conditions of the exemption, and no facts came to my attention indicating that such conditions had not been complied with during the year (ii) the broker does not maintain customer accounts nor handle securities, and I have reviewed the broker's practices for safeguarding securities that may be received by the broker for transmittal to a clearing organization. Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and Rule 17A-5, the purpose of such study and evaluation are to establish a basis for reliance thereon in procedures necessary for expressing an opinion of the internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial statements and maintaining accountability for assets. The concept of reasonable assurance recognized that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimated and judgments by management. However, for the purposes of this report under Rule 17A-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates, projection or any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended September 30, 2005 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that my have existed during the period, disclosed no weaknesses that I believe to be material.



November 21, 2005